STENA AB (PUBL)
                                 Masthuggskajen
                              S-405 19 Gothenburg
                                     Sweden


October 24, 2005

VIA EDGAR
Mr. Michael Fay
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20545

                    RE: Stena AB Form 20-F for the fiscal year ended December 31, 2004 (File No. 033-99284)


Dear Mr. Fay:

         We have reviewed your letter dated October 12, 2005 (the "Comment Letter") regarding Stena AB's (the "Company") annual report on Form 20-F for the fiscal year ended December 31, 2004. For the convenience of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), each response has been numbered to correspond with the comments in the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2004

1. Refer to prior comment 3. In future filings, please disclose the effect of this change in accounting estimate on income before extraordinary items, net income and related per share amounts in accordance with paragraph 33 of APB 20.

     Response
     --------

     The effect of the change on depreciation expense is described at the bottom of page 61 in our Form 20-F as follows, "[t]he effect of these revisions reduced depreciation expense in 2004 by approximately SEK 248 million." We intend to include this description in our Form 20-F for the fiscal year ended December 31, 2005 because the income statement for fiscal year 2003 will be included in that filing and different useful lives were used for fiscal years 2003 and 2004. We will also disclose the corresponding effect on net income. There are no extraordinary items and we do not present EPS information.

2. Refer to prior comment 4. Please revise your disclosure in Note 1 to clearly explain that the consolidation of two financial investments relates to the investments qualifying as a variable interest entity for US GAAP purposes. In addition, explain that under Swedish GAAP, these investments were previously accounted for under the cost method, but are now accounted for under equity method due to the implementation of a new accounting principal under Swedish GAAP. Provide us with your intended disclosure.

     Response
     --------

In response to the Staff's comment, we will revise the disclosure in Note 1 in future filings. Our intended revised disclosure is as follows:

As of January 1, 2004, the Company has also consolidated two financial investments according to the equity method. These investments were previously accounted for under the cost method. Total realized results up to the end of 2003 of SEK 132 million have been included as an adjustment of investments and increased retained earnings as of January 1, 2004. For US GAAP purposes, these investments qualify as variable interest equities (VIEs) as defined by the FASB in FIN 46R for which the Company is deemed to be the primary beneficiary. Accordingly, the VIEs are consolidated for US GAAP purposes. See Note 31 (l).


Note 32 - Additional U.S. GAAP Disclosures, page F-51

3. Refer to prior comment 12. We note that segment information provided under Swedish GAAP does not provide appropriate reconciliations to segment information under U.S. GAAP or all information required under paragraphs 25-28 of FAS 131, such as segment assets. It is the staff's position that U.S. GAAP segment information should be provided for registrants electing to file under Item 18 of Form 20-F as the instructions to Item 18 indicates a requirement to provide "all other information" required by U.S. GAAP as part of the reconciliation. Please provide segment information on a U.S. GAAP basis in future filings. For additional guidance on items required for registrants electing to file under Item 18, you may also refer to the SEC Staff Training Manual, Topic 6, IV(B).

     Response
     --------

We advise the Staff that we disclose segment information on a Swedish GAAP basis in Note 2. We respectfully refer the Staff to the Codification of Issues addressed by the AICPA International Practices Task Force from Inception through March 2003 (Codification of IPTF Issues) which clearly indicates that there is no requirement to provide segment information on a US GAAP basis. The following is an extract from the Codification of IPTF Issues:

"XXI, E., Segment Information:

"Other notable implementation points regarding presentation of segment information by foreign registrants are as follows:

o A foreign registrant should present financial information using the same basis of accounting as used internally, even if that information is on a local GAAP basis. No US GAAP reconciliation of the data is required. The measurement basis for the data would be disclosed.

o In reconciling segment data to the consolidated financial statements, the final column in the reconciliation should be to the consolidated financial statements presented under local GAAP. The reconciling items should be isolated in a separate column and described."

We intend to provide the missing SFAS 131 segment information (e.g. segment assets) in future filings on a Swedish GAAP basis.



     If you have any questions or require additional information, please contact Michael Gizang at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036-6522 or by telephone at (212) 735-2704.


                                         Sincerely,

                                         /s/ Svante Carlsson
                                         -------------------
                                         Svante Carlsson
                                         Chief Financial Officer